424(b)(3)
                                                                File # 333-44383

PROSPECTUS                     CEL-SCI CORPORATION

                                  Common Stock

    This Prospectus relates to: 1. The sale of shares of the Common Stock of Cel-Sci Corporation (the "Company") by holders of the Company's Series D Preferred Stock (the "Preferred Stock") if and when the holders of the Series D Preferred Stock elect to convert the Preferred Stock into shares of the Company's Common Stock. The holders of the Preferred Stock may resell the shares they receive upon conversion from time to time in the public market.

    2. The sale of up to 1,100,000 shares of common stock issuable upon the exercise of certain Warrants. The Warrants were issued in connection with the sale of the Company's Series D Preferred Stock. As part of this sale, the Company issued 550,000 Series A Warrants and 550,000 Series B Warrants (collectively, the "Warrants"). Each Series A warrant entitles the holder to purchase one share of the Company's common Stock at a price of $8.62 per share at any time prior to December 22, 2001. Each Series B Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $9.31 per share at any time prior to December 22, 2001.

    3. The sale of up to 50,000 shares of common stock issuable upon the exercise of Sales Agent Warrants.

    4. The sale of up to 145,000 additional shares of Common Stock issuable upon the exercise of an options granted to certain investor relations consultants.

    The holders of the Series D Preferred Stock, the Warrants, the Sales Agent Warrants and the shares and options referred to above, to the extent they convert the Preferred Stock into shares of Common Stock or exercise the Warrants, the Sales Agent Warrants or options and receive shares of the Company's Common Stock, are referred to in this Prospectus as the "Selling Shareholders". For further information concerning the terms of the Preferred Stock, Warrants and options described above, see "Comparative Share Data".

    The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders. The Selling Shareholders have advised the Company that they may from time to time sell the shares covered by this Prospectus on the American Stock Exchange and in ordinary brokerage transactions, in negotiated transactions or otherwise, at prevailing market prices at the time of sale or at negotiated prices. The costs of registering the shares offered by the Selling Shareholders are being paid by the Company. The Selling Shareholders will pay all other costs of the sale of the shares offered by them. See "Selling Shareholders".

    THESE  SECURITIES  ARE  SPECULATIVE  AND  INVOLVE A HIGH  DEGREE OF RISK AND
SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" AND "COMPARATIVE SHARE DATA". THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         On December , 1998 the closing prices of the Company's Common Stock and Warrants on the American Stock Exchange were $ and $ , respectively.

               The Date of this Prospectus is December  , 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of l934 and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of any such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can be obtained from the Public Reference Section of the Commission at its office in Washington, D.C. 20549 at prescribed rates. Certain information concerning the Company is also available at the Internet Web Site maintained by the Securities and Exchange Commission at www.sec.gov. The Company's securities are listed on the American Stock Exchange and copies of the reports, proxy statements and other information filed with the Commission can be inspected at such exchange. The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Units offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460
                              Attention: Secretary

         The following documents filed with the Commission by the Company (Commission File No. 0-11503) are hereby incorporated by reference into this
Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

  (2) The Company's Proxy Statement relating to the May 29, 1998 Annual Meeting of Shareholders.

  (3) The Company's quarterly reports on Form 10-Q for the quarters ending December 31, 1997, March 31, 1998 and June 30, 1998.

    All documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

    THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.



The Company

         CEL-SCI Corporation (the "Company") was formed as a Colorado corporation in 1983 and is involved in the research and development of certain drugs and vaccines. The Company's first product, MULTIKINE(TM), manufactured using the Company's proprietary cell culture technologies, is a combination, or "cocktail", of natural human interleukin-2 ("IL-2") and certain lymphokines and cytokines. MULTIKINE is being tested to determine if it is effective in improving the immune response of cancer patients. The Company's second product, HGP-30, is being tested by the Company's wholly-owned subsidiary, Viral Technologies, Inc. (VTI), to determine if it is an effective vaccine/treatment against the AIDS virus. The third technology the Company is developing, L.E.A.P.S. (Ligand Epitope Antigen Presentation System) is a T-cell modulation technology which can be used to direct a specific immune response and which is thought to be particularly important in the case of diseases which have no approved vaccinations (e.g. herpes simplex, malaria, AIDS, etc.) The Company intends to use this new technology to improve the cellular immune response of persons vaccinated with HGP-30 and to develop potential treatments and/or vaccines against various diseases. Present target diseases are AIDS, herpes simplex, malaria, tuberculosis, prostate cancer and breast cancer.

         Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of immunogenicity and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy for safety within an expanded group of patients at geographically dispersed test sites.

         The costs associated with the clinical trials relating to the Company's technologies, research expenditures and the Company's administrative expenses have been funded with the public and private sales of shares of the Company's Common Stock and borrowings from third parties, including affiliates of the Company.

         All of the Company's products are in the early stages of development. The Company does not expect to develop commercial products for several years, if at all. The Company has had operating losses since its inception, had an accumulated deficit of approximately $43,000,000 at June 30, 1998, and expects to incur substantial losses for the foreseeable future.

    The Company's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

                                  THE OFFERING

Securities Offered:

    Shares of Common Stock are offered for public sale by the holders of the Company's Series D Preferred Stock if and when the holders of the Preferred Stock elect to convert the Preferred Stock into shares of the Company's Common Stock. Up to 1,100,000 additional shares of Common Stock are offered for public sale upon the exercise of Warrants which were issued in connection with the sale of the Series D Preferred Stock.

    Up to 50,000 shares of Common Stock are offered by the holders of Sales Agent Warrants issued by the Company in connection with the sale of the Series D Preferred Stock and Warrants.

         Up to 145,000 shares are offered by certain investor relations consultants upon the exercise of options granted to such consultants.

    The holders of the Preferred Stock, Warrants, Sales Agent Warrants and shares and options referred to above, to the extent they convert the Preferred Stock into Common Stock or exercise the Warrants, Sales Agent Warrants or options, may resell the shares they receive upon conversion or exercise from time to time in the public market. The holders of the Preferred Stock, Warrants, Sales Agent Warrants and shares and options are sometimes referred to in this Prospectus as the "Selling Shareholders". The Company will not receive any proceeds from the sale of the shares offered by the Selling Shareholders. See "Comparative Share Data" and "Selling Shareholders".

Common Stock Outstand-
ing Prior To and After
Offering:                    As  of  November  30,   1998,   the  Company  had
                        12,715,529 shares of Common Stock issued and outstanding. Assuming all shares of the Series D Preferred Stock are converted to 4,000,000 shares of the Company's Common Stock (assuming a conversion price of $2.30 per share) and all Warrants and options described above are exercised, there will be 16,978,236 shares of Common Stock issued and outstanding. The number of outstanding shares before and after this Offering does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities previously issued by the Company. See "Comparative Share Data", "Selling Shareholders" and "Description of Securities".

Risk Factors:           The  purchase  of  the  Securities   offered  by  this
                        Prospectus  involves  a  high  degree  of  risk.  Risk
                        factors  include the  following:  lack of revenues and
                        history  of  loss,   need  for   additional   capital,
                        government regulation, need for FDA approval, and dilution. See "Risk Factors."

AMEX Symbol:            HIV

Summary Financial Data

                     Nine Months Ended       For the Years  Ended  September
30,
                         June 30, 1998       1997        1996          1995
                     ----------------------- ----        ----          ----

Investment Income and
  Other Revenues            $482,708       $438,145  $  322,370    $ 423,765

Expenses:
  Research and
  Development              2,729,982      6,011,670   3,471,477    1,824,661

Depreciation
  and
 Amortization                221,861        313,547     290,829      262,705

General and
Administrative             1,983,089      2,302,386   2,882,958    1,713,912

Equity in loss
of joint venture                  --            --        3,772      501,125
                  ------------------      ---------   ---------    ---------

Net Loss                 $(4,452,224)   $(8,189,458)$(6,326,666) $(3,878,638)
                         ============    ==========  ==========   ==========

Loss per
 common share                (0.39)          $(0.88)     $(0.98)      $(0.89)

Weighted average
  common shares
  outstanding             11,330,998      9,329,419   6,425,316     4,342,628

Balance Sheet Data
                                                  September 30,
                         June 30, 1998       1997        1996          1995
                     ----------------------- ----        ----          ----

Working Capital         $14,397,935      $4,581,247   $10,266,104  $3,983,699
Total Assets             15,787,021       6,334,397    11,878,370   6,359,011
Current Liabilities         259,180         481,587       274,410     491,860
Long Term and Other
  Liabilities                    --          27,030        19,638   1,025,118
Total   Liabilities         259,180         508,617       294,048   1,516,978

Shareholders'
   Equity                15,787,021       5,825,780    11,584,322   4,842,033

No common stock dividends have been declared by the Company since its inception.

                                  RISK FACTORS

         Investors should be aware that ownership of the Common Stock of the Company involves certain risks, including those described below, which could adversely affect the value of their holdings of Common Stock. The Company does not make, nor has it authorized any other person to make, any representation about the future market value of the Company's Common Stock. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares offered by this Prospectus

         Lack of Revenues and History of Loss. The Company has had only limited revenues since it was formed in 1983. Since the date of its formation and through June 30, 1998 the Company incurred net losses of approximately
$43,000,000. During the years ended September 30, 1995, 1996 and 1997 the Company suffered losses of $3,878,638, $6,326,666 and $8,189,458 respectively. During the nine months ended June 30, 1998 the Company had a loss of $4,452,224. The Company has relied principally upon the proceeds of public and private sales of securities to finance its activities to date. All of the Company's potential products are in the early stages of development, and any commercial sale of these products will be many years away. Accordingly, the Company expects to incur substantial losses for the foreseeable future.

         Need for Additional Capital. Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. The different steps necessary to obtain regulatory approval, especially that of the Food and Drug Administration ("FDA"), involve significant costs. The Company expects that it will need additional financing in order to fund the costs of future clinical trials, related research, and general and administrative expenses. The Company may be forced to delay or postpone development and research expenditures if the Company is unable to secure adequate sources of funds. These delays in development may have an adverse effect on the Company's ability to produce a timely and competitive product. There can be no assurance that the Company will be able to obtain additional funding from other sources.

         Viral Technologies, Inc. ("VTI"), a wholly-owned subsidiary of the Company, is dependent upon funding from the Company for its operations and research programs.

         Cost Estimates. The Company's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of these activities. If the Company's cost estimates are incorrect, the Company will need additional funding for its research efforts.

         Offering Proceeds. The Company will not receive any funds from the sale of the shares offered by this prospectus. See "Selling Shareholders".

         Government Regulation - FDA Approval. Products which may be developed by the Company or Viral Technologies, Inc. (or which may be developed by affiliates or licensees) will require regulatory approvals prior to sale. In particular, therapeutic agents and diagnostic products are subject to approval, prior to general marketing, by the FDA in the United States and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time consuming, particularly for pharmaceutical products such as those which might ultimately be developed by the Company, VTI or its licensees, and there can be no assurance that such approvals will be granted. Any failure to obtain or any delay in obtaining such approvals may adversely affect the ability of potential licensees or the Company to successfully market any products developed. Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. The clinical trial which VTI was conducting in California is regulated by government agencies in California and obtaining approvals from states for clinical trials is likewise expensive and time consuming.

         Dependence on Others to Manufacture Product. The Company has an agreement with an unrelated corporation for the production, until August 2000, of MULTIKINE for research and testing purposes. At present, this is the Company's only source of MULTIKINE. If this corporation could not, for any reason, supply the Company with MULTIKINE, the Company estimates that it would take approximately six to ten months to obtain supplies of MULTIKINE under an alternative manufacturing arrangement. The Company does not know what cost it would incur to obtain this alternative source of supply.

         Technological  Change.  The  biomedical  field in which the  Company is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and diagnostic products from the compounds, compositions and processes licensed to the Company, through Company financed research or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field. There can be no assurance that the Company will achieve or maintain such a competitive position or that other technological developments will not cause the Company's proprietary technologies to become uneconomical or obsolete.

         Patents. Certain aspects of the Company's technologies are covered by U.S. and foreign patents. In addition, the Company has a number of patent applications pending. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford the Company. Disputes may arise between the Company and others as to the scope and validity of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that the Company will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including universities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to the Company. The scope and validity of such patents, if any, the extent to which the Company may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as the Company relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology. The Company's first MULTIKINE patent will expire in the year 2000. Since the Company does not know if it will ever be able to sell MULTIKINE on a commercial basis, the Company cannot predict what effect the expiration of this patent will have on the Company. Notwithstanding the above, the Company believes that trade secrets and later issued patents will protect the technology associated with MULTIKINE past the year 2000.

         Product Liability Insurance. Although the Company has product liability insurance for MULTIKINE and its HGP-30 vaccine, the successful prosecution of a product liability case against the Company could have a materially adverse effect upon its business if the amount of any judgment exceeds the Company's insurance coverage.

         Dependence on Management and Scientific Personnel. The Company is dependent for its success on the continued availability of its executive officers. The loss of the services of any of the Company's executive officers could have an adverse effect on the Company's business. The Company does not carry key man life insurance on any of its officers. The Company's future success will also depend upon its ability to attract and retain qualified scientific personnel. There can be no assurance that the Company will be able to hire and retain such necessary personnel.

         Options, Warrants and Convertible Securities. The Company has issued options, warrants and other convertible securities ("Derivative Securities") which allow the holders to acquire additional shares of the Company's Common Stock. In some cases the Company has agreed that, at its expense, it will make appropriate filings with the Securities and Exchange Commission so that the securities underlying certain Derivative Securities will be available for public sale. Such filings could result in substantial expense to the Company and could hinder future financings by the Company.

         For the terms of these Derivative Securities, the holders thereof will have an opportunity to profit from any increase in the market price of the Company's Common Stock without assuming the risks of ownership. Holders of such Derivative Securities may exercise and/or convert them at a time when the Company could obtain additional capital on terms more favorable than those provided by the Derivative Securities. The exercise or conversion of the Derivative Securities will dilute the voting interest of the owners of presently outstanding shares of the Company's Common Stock and may adversely affect the ability of the Company to obtain additional capital in the future. The sale of the shares of Common Stock issuable upon the exercise or conversion of the Derivative Securities could adversely affect the market price of the Company's stock. See "Comparative Share Data".

         Competition. Competition in the research, development and commercialization of products which may be used in the prevention or treatment of cancer and AIDS is intense. Major pharmaceutical and chemical companies, as well as specialized genetic engineering firms, are developing products for these diseases. Many of these companies have substantial financial, research and development, and marketing resources and are capable of providing significant long-term competition either by establishing in-house research groups or by forming collaborative ventures with other entities. In addition, both smaller companies and non-profit institutions are active in research relating to cancer and AIDS and are expected to become more active in the future.

         Lack of Dividends. There can be no assurance the Company will be profitable. At the present time, the Company intends to use available funds to finance the Company's operations. Accordingly, while payment of dividends rests within the discretion of the Board of Directors, no common stock dividends have been declared or paid by the Company. The Company does not presently intend to pay dividends on its common stock and there can be no assurance that common stock dividends will ever be paid.

         Market Price for Common Stock. The market price of the Company's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of the Company's Common Stock.

         Dilution. Persons purchasing the securities offered by this Prospectus will suffer immediate dilution since the price paid for the securities offered will likely be more than the net tangible book value of the Company's Common Stock.

         Substantially all of the Company's outstanding shares of common stock are eligible for sale in the public market. In addition, the Common Stock issuable upon the conversion of the Series D Preferred Stock and/or the exercise of the Series A and Series B Warrants are being offered for public sale by means of this prospectus. The issuance of Common Stock upon the conversion of the Series D Preferred Stock and/or the exercise of the Warrants, as well as future sales of such Common Stock or of shares of Common Stock held by existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Company's Common Stock. In addition, investors could experience substantial dilution upon the conversion of the Series D Preferred Stock into Common Stock as a result of either (i) a decline in the market price of the Company's Common Stock prior to conversion, or (ii) an event triggering the antidilution rights of any outstanding shares of the Series D Preferred Stock. See "Comparative Share Data"

         Preferred Stock. The Company's Articles of Incorporation authorize the Company's Board of Directors to issue up to 200,000 shares of Preferred Stock. The provisions in the Company's Articles of Incorporation relating to the Preferred Stock allow the Company's directors to issue Preferred Stock with multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

                             COMPARATIVE SHARE DATA

         As of November 30, 1998, the present shareholders of the Company owned 12,715,529 shares of Common Stock, which had a net tangible book value of approximately $1.34 per share. The following table illustrates the comparative stock ownership of the present shareholders of the Company, as compared to the investors in this Offering, assuming all shares offered are sold.

                                              Number of           Note
                                                Shares         Reference

Shares outstanding as of November 30, 1998 (1)12,715,529

Shares to be issued upon conversion of
Series D Preferred Stock, assuming
conversion price of $2.30 per share          3,136,521             A

Shares issuable upon exercise of
Series A and Series B Warrants               1,100,000             A

Shares issuable upon exercise of
Sales Agent Warrants                            50,000             B
Shares issuable upon exercise
of options granted to financial consultants    145,000             C
                                               -------

Shares outstanding (pro forma basis)  (1)   17,147,050

Net tangible book value per share as of
November 30, 1998                               $0.87

Equity ownership by present shareholders
after this offering                              26%

Equity ownership by investors in this Offering   74%

(1) Amount excludes shares which may be issued upon the exercise and/or conversion of options, warrants and other convertible securities previously issued by the Company. See table below.

         The purchasers of the securities offered by this Prospectus will suffer an immediate dilution if the price paid for the securities offered is greater than the net tangible book value of the Company's Common Stock.

         "Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets of the Company from its total assets. Tangible assets exclude deposits and patent costs. "Dilution" to investors in this offering will be the difference between the price at which the Preferred Shares are converted into Common Stock and the net tangible book value of the Company's Common Stock at the time of such conversion.

    Other Shares Which May Be Issued:

         The following table lists additional shares of the Company's Common Stock which may be issued as the result of the exercise of outstanding options, warrants or the conversion of other securities issued by the Company:

                                               Number of            Note
                                               Shares           Reference

         Shares issuable upon exercise of
         Class A and Class B Warrants          233,188               D

         Shares issuable upon exercise of warrants held by former holders of the

         Company's Series B Preferred Stock.    82,250               E

         Shares  issuable  upon  exercise
         of options  and  warrants  granted to
         Company's officers, directors,
         employees, consultants, and third
         parties                             2,772,275               F

A. In December 1997, the Company sold 10,000 shares of its Series D Preferred Stock, 550,000 Series A Warrants and 550,000 Series B Warrants, to ten institutional investors for $10,000,000. Each Series D Preferred Share is convertible into shares of the Company's Common Stock equal in number to the amount determined by dividing $1,000 by the lower of (i) $8.28, or (ii) the average price of the Company's common stock for any two trading days during the ten trading days preceding the conversion date. Each Series A Warrant allows the holder to purchase one share of the Company's common stock for $8.62 at any time prior to December 22, 2001. As of November 30, 1998 2,786 shares of the Series D Preferred Stock had been converted into 1,167,812 shares of the Company's common stock. Each Series B Warrant allows the holder to purchase one share of the Company's Common Stock for $9.31 at any time prior to December 22, 2001. The shares issuable upon the conversion of the Series D Preferred Shares and or the exercise of Series A and Series B Warrants are being offered for sale to the public by means of this prospectus. See "Selling Shareholders".

B. In connection with the Company's December l997 sale of Series D Preferred Shares and Warrants Shoreline Pacific Institutional Finance, the Sales Agent for such offering, received a commission plus warrants to purchase 50,000 shares of the Company's Common Stock (the "Sales Agent Warrants"). The Sales Agent Warrants are exercisable at a price of $8.62 per share at any time prior to December 22, 2001. The shares issuable upon the exercise of the Sales Agent Warrants are being offered for sale to the public by means of this prospectus. See "Selling Shareholders".

C. The Company has granted options for the purchase of an additional 145,000 shares of common stock to certain financial consultants in consideration for services provided to the Company. The options are exercisable at prices ranging between $5.00 and $7.31 per share and expire between October 1998 and September 2002. The 145,000 shares issuable upon the exercise of these options are being offered for sale to the public by means of this prospectus. See "Selling Shareholders".

D. In December 1996 the Company raised $2,850,000 from the sale of units consisting of 2,850 shares of the Company's Series C Preferred Stock, 379,763 Class A Warrants and 379,763 Class B Warrants. The Series C Preferred Shares were convertible into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by the 85% of Closing Price of the Company's Common Stock (the "Conversion Price"). The term "Closing Price" was defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the Conversion Price could not be more than

    $4.00. Each Class A Warrant entitles the holder to purchase one share of the Company's common stock at a price of $4.50 per share at any time prior to March 15, 1998. Each Class B Warrant entitles the holder to purchase one share of the Company's common stock at a price of $4.50 per share at any time prior to March 15, 1999. By means of a separate Registration Statement, the shares issuable upon the conversion of the Series C Preferred Shares and the exercise of the Class A Warrants and Class B Warrants are being offered for public sale. As of November 30, 1998 all shares of the Series C Preferred Stock had been converted into 9l5,27l shares of the Company's Common Stock, 273,163 Series A Warrants had been exercised and 253,175 Series B Warrants had been exercised.

E. In August 1996 the Company sold, in a private transaction, 5,000 shares of its Series B Preferred Stock (the "Preferred Shares") for $5,000,000 or $1,000 per share. At the purchasers' option, up to 2,500 Preferred Shares were convertible, on or after November 7, 1996 (the "Effective Date"), into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock. All Preferred Shares were convertible, on or after 40 days from the Effective Date, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number of the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock. The term "Closing Price" was defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the conversion price could not be less than $3.60 nor more than $14.75. The Preferred Shares were entitled to a quarterly dividend of $17.50 per share. By means of a separate Registration Statement filed with the Securities and Exchange Commission, the shares issued upon the conversion of the Series B Preferred Shares were registered for public sale. Prior to December 20, 1996 1,900 Series B Preferred Shares were converted into 527,774 shares of the Company's common stock. In December 1996 the Company repurchased 2,850 Series B Preferred Shares for $2,850,000 plus warrants which allow the holders to purchase up to 99,750 shares of the Company's common stock for $4.25 per share at any time prior to December 15, 1999. The Company raised the funds required for this repurchase from the sale of its Series C Preferred Stock. In May 1997 all remaining 250 shares of the Series B Preferred Stock were converted into 69,444 shares of common stock. As of November 30, l998 Warrants for the purchase of 17,500 shares of common stock had been exercised.

F. The options are exercisable at prices ranging from $2.38 to $11.00 per share. The Company may also grant options to purchase additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans.

                              SELLING SHAREHOLDERS

         In December 1997 the Company raised $10,000,000 from the sale of 10,000 shares of the Company's Series D Preferred Stock, 550,000 Series A Warrants and 550,000 Series B Warrants. At the purchasers' option, the Preferred Shares are convertible from time to time, in whole or in part, into shares of the Company's Common Stock upon certain terms. See "Comparative Share Data". The shares issuable upon the conversion of the Series D Preferred Shares and/or the exercise of the Series A and Series B Warrants are being offered to the public by means of this Prospectus.

         In connection with the Company's December 1997 offering of Series D Preferred Stock and Warrants, Shoreline Pacific Institutional Finance, the Sales Agent for such offering, received a commission as well as warrants to purchase 50,000 shares of the Company's Common Stock at $8.62 per share. The shares issuable upon the exercise of the Sales Agent's Warrants are also being offered for public sale by means of this Prospectus.

         This Prospectus also relates to the sale of shares of common stock issuable upon the exercise of certain options granted by the Company to certain investor relations consultants. The options for the purchase of the additional 310,000 shares of common stock were issued by the Company to the investor relations consultants in consideration for services provided to the Company. The options are exercisable at prices ranging between $3.50 and $7.31 per share and expire between October 1998 and June 2003.

         The holders of the Preferred Shares, the Sales Agent Warrants and the shares and options referred to above, to the extent they convert their Preferred Shares into shares of Common Stock or exercise the Sales Agent Warrants or options, are referred to in this Prospectus as the "Selling Shareholders". The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

         The names of the Selling Shareholders are:

                                Shares
                                Which       Shares
                                May Be      Which
                                Acquired    May be
                                Upon Con-   Acquired                  Share
                                version of  Upon Ex-     Shares to    Owner-
                     Shares     Series D    ercise of    be Sold      ship
                    Beneficially            Preferred    Warrants     in this
After
      Name            Owned (1) Shares (2)  or Options   Offering (6) Offering
----------------    ----------- ----------  ----------   ------------ --------

KA Investments
 LDC                    --      435,000      220,000 (3)     655,000     --

Olympus Securities,     --      984,405      330,000 (3)(5)1,314,405     --
 Ltd.

AG Super Fund           --       43,500       11,000 (3)      54,500     --
 International
 Partners, L.P.

Raphael, L.P.           --       62,250       16,500 (3)      78,750     --

Baldwin Enterprises,    --      130,500       33,000 (3)     163,500     --
   Inc.

Nelson Partners         --      689,475      220,000 (3)(5   909,475      --

Leonardo, L.P.          --      304,500      115,500 (3)    420,000       --

Ramius Fund, Ltd.       --      130,500       33,000 (3)    163,500       --

AGR Halifax Fund,       --      354,960      110,000 (3)    464,960       --
Ltd.

Shoreline Pacific       --          --        50,000 (4)     50,000       --
Institutional Finance
The Fulton Group        --          --        50,000 (4)     50,000       --
Glenn Michael           --          --        50,000 (4)     50,000       --
 Financial, Inc.

Cooke Capital           --          --        40,000 (4)     40,000       --
 Management

Daryll Strahll          --          --         5,000 (4)      5,000       --

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the shareholder has the right to acquire within 60 days through the conversion or exercise of any security or other right.

(2) Represents shares issuable upon the conversion of the Series D Preferred Stock assuming conversion price of $2.30 per share. The actual number of shares to be issued upon the conversion of the Series D Preferred Shares will depend upon the price of the Company's Common Stock at the time of conversion. See "Comparative Share Data".

(3) Represents shares issuable upon the exercise of the Series A and Series B Warrants.

(4) Represents shares issuable upon the exercise of the Sales Agent's Warrants.

(5) Citadel Limited Partnership is the managing general partner of Nelson Partners ("Nelson") and the trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The ownership information for Nelson does not include the shares owned by Olympus and the ownership information for Olympus does not include the shares owned by Nelson. The Company, Olympus Securities, Ltd., and Nelson Partners have agreed that no more than 4.9% of the outstanding shares of the Company's common stock may be issued to Olympus Securities and Nelson Partners, on a combined basis, during any 30 day period as a result of the conversion of the Series D Preferred Shares and/or the exercise of the Warrants.

(6) Assumes all shares owned, or which may be acquired, by the Selling Shareholders, are sold to the public by means of this Prospectus.

         Manner of Sale. The shares of Common Stock owned, or which may be acquired, by the Selling Shareholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated.

         From time to time one or more of the Selling Shareholders may transfer, pledge, donate or assign the shares received upon the conversion of the Series D Preferred Stock (the "Conversion Shares") to lenders or others and each of such persons will be deemed to be a Selling Shareholder for purposes of this Prospectus. The number of Conversion Shares beneficially owned by those Selling Shareholders will decrease as and when they transfer, pledge, donate or assign the Conversion Shares. The plan of distribution for the Conversion Shares sold by means of this Prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders for purposes of this Prospectus .

         A Selling Shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Company's common stock in the course of hedging the positions they assume with such Selling Shareholder, including, without limitation, in connection with the distribution of the Company's common stock by such broker-dealers. A Selling Shareholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A Selling Shareholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

         Broker-dealers, underwriters or agents participating in the distribution of the Company's common stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). Selling Shareholders and any broker-dealers who act in connection with the sale of common stock hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Shareholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Shareholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Company's common stock.

         The Selling Shareholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of ss.2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

         The Company has advised the Selling Shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act of 1933. The Company has also advised the Selling Shareholders that in the event of a "distribution" of the shares owned by the Selling
Shareholder, such Selling Shareholders, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised the Selling Shareholders that Rule 102 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering. Rule 101 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution.

                            DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 100,000,000 shares of Common Stock, (the "Common Stock"). Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to share- holders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

         Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common Stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock

         The Company is authorized to issue up to 200,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

         In May 1996 the Company sold 3,500 shares of its Series A Preferred Stock (the "Preferred Shares") for $3,500,000 or $1,000 per share. At the purchasers' option, up to 1,750 Preferred Shares were convertible, on or after 60 days from the closing date of the purchase of such shares (the "Closing"), into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock. All Preferred Shares were convertible, on or after 90 days from the Closing, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number to the amount determined by dividing $1,000 by 83% of the Closing Price of the Company's Common Stock. The term "Closing Price" was defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. All outstanding shares of the Series A Preferred Stock have since been converted into 632,041 shares of the Company's Common Stock.

         See   "Comparative   Share  Data"  for  information   concerning  the
Company's Series B, Series C and Series D Preferred Stock.Transfer Agent

         American Securities Transfer, Inc., of Denver, Colorado, is the transfer agent for the Company's Common Stock.

                                     EXPERTS
         The financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 incorporated by reference in this prospectus from the Company's annual report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20001, a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and such securities, reference is made to the Registration Statement and to the Exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each document may be inspected at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and the Midwest Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60681-2511. This Registration Statement and the related exhibits may also be inspected at the Internet Web Site maintained by the Securities and Exchange Commission at www.sec.gov. Copies may be obtained at the Washington, D.C. office upon payment of the charges prescribed by the Commission.